EXHIBIT 9
JOINDER
     Reference is made to that Request for Extraordinary General Meeting dated as of September 26, 2008 to the Secretary of Trinity Biotech, plc.
     By executing and delivering this Joinder, the undersigned holder of American Depository Receipts of Trinity Biotech, plc hereby becomes a signator to the Request for Extraordinary General Meeting as if the undersigned were an original signator to such document.
     The undersigned has executed and delivered this Joinder as of this 2nd day of October, 2008.

Johan Blok

Name of ADR Holder (type or print)

By:	/s/ Johan Blok

Sign Name

Johan Blok

Name of Signator (type or print)

Owner of 55,000 ADRs

Capacity (type or print)